Filed Pursuant to Rule 433 Registration File No. 333-288805 Free Writing Prospectus

Campaign	Ad Group	Final URL	Headline 1	Headline 2	Headline 3	Headline 4	Headline 5	Headline 6	Headline 7	Headline 8	Headline 9	Headline 10	Headline 11	Headline 12	Headline 13	Description 1	Description 2	Description 3	Description 4
RiverNorth Unicorn Fund Short Funds		https://www.rivernorth.com/unicornfunds/	Short Unicorn Exposure	RiverNorth Short Unicorn Fund	Looking to Short Unicorns?	Looking to Hedge Unicorns?	Efficient Short Exposure	Hedge Private Markets	Wary About Private Valuations?	Short Unicorn Fund	Short Unicorn Strategy	Short Private Market Exposure	Hedge Unicorns Exposure	Short Private Companies	RiverNorth Unicorn Funds	Short fund focused on hedging private companies	Short fund with private market exposure	Investment window closing review fund details	Hedging strategy with unicorn exposure